Filed by Barings BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MVC Capital, Inc.
Commission File No. 814-00201

GO VOTE TODAY

Your Vote is Important!

BARINGS MVC | CAPITAL

BARINGS MVC | CAPITAL

Our records indicate that you have not yet voted your shares.

The special stockholder meeting will be held on December 23, 2020. Whether or not you plan to attend, your vote is very important. You can vote your shares by internet, telephone or email.

Simply follow the instructions on the enclosed form. For your convenience, we've highlighted where you can find your unique Control Number.

0000 0000 0000 0000

0000 0000 0000 0000

Note: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number.

0000 0000 0000 0000

0000 0000 0000 0000

Note: This is not an actual Control Number. Please refer to the voting instruction form for your unique Control Number.

Three Ways to Vote

ONLINE

Go to www.proxyvote.com and please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

PHONE

Without a proxy card, Barings BDC, Inc. shareholders call (877) 777-4652 and MVC Capital shareholders call (800) 322-2885 Monday to Friday, 9:00 a.m. to 9:00 p.m. ET to speak with a proxy specialist.

With a proxy card, call (800) 690-6903 with a touch-tone phone to vote using an automated system.

MAIL

Mark, sign and date your ballot and return it in the postage-paid envelope provided.